Exhibit 17.1

Stephen R. Brown

September 1, 2011

To the Board of Directors of
Xsovt Brands, Inc.

I hereby resign as a director of Xsovt Brands, Inc. (the “Company”), effective September 1, 2011.  My resignation is for personal reasons and not as a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.  I look forward to continuing my service with the Company as a board member.

Sincerely, /s/ Stephen R. Brown Stephen R. Brown